[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2008	aschick@luselaw.com

July 30, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Michael R. Clampitt, Esq.
Mail Stop 4561

Re:	First Sentry Bancshares, Inc. (Registration No. 333-156180)
Registration Statement on Form S-4

Dear Mr. Clampitt:

On behalf of First Sentry Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 4 to the Company’s Registration Statement on Form S-4 (the “Amended S-4”). Set forth below are the comments from the Staff’s comment letter dated July 21, 2009, as well as the Company’s responses to those comments. The Amended S-4 has been blacklined to reflect changes from the previous filing.

Amendment No. 3 to Registration Statement on Form S-4

First Sentry Bancshares, Inc., Financial Statements, page F-3

Note 5-Investment Securities, page F-18

1.
We note your response to comment 9 from our letter dated July 7, 2009, stating the net impact from your securities reclassification was $177,924 which you are not amortizing over the 12 year life of the securities due to immateriality.  Please tell us how you propose to account for the gross unamortized amount of $290,489 over the life of the securities and provide us with a comprehensive materiality analysis specifically addressing the guidance in SAB No. 99 and SBA No. 108.  Also, please tell us how your proposed accounting complies with paragraph 15 of SFAS 115.

Securities and Exchange Commission
July 30, 2009

Based upon the Company’s review of the staff’s comment and further discussion with the staff, the Company reassessed its treatment of the reclassification of certain investment securities so that it complies with paragraph 15 of SFAS 115.

The restatement adjustments will decrease held-to-maturity investments and accumulated other comprehensive income by the amount of $290,489 for the year ended December 31, 2008.  In addition, unaudited consolidated financial statements as of and for the three months ended March 31, 2009 have been revised to include adjustments as above in addition to adjustments for amortization expense of $6,732 charged against interest income on investments and a reduction of income tax expense by $2,609.  The net effect on income for the three months ended March 31, 2009 is a reduction by the amount of $4,123.  There would be no effect to earnings for the year ended December 31, 2008 due to the effective date of transfer.

As a consequence, the Company has restated its audited financial statements, by adding Note 2 addressing the restatement and making conforming changes at Notes 6, 18 and 23.  Additional conforming changes have been made in the body of the proxy statement/prospectus.

*   *   *   *   *

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2008 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Alan Schick
Alan Schick

Enclosures
cc:	Justin Dobbie, Esq.
Babette Cooper, CPA
Amit Pande, CPA
Geoff Sheils, First Sentry Bancshares, Inc.
Marc Sprouse, Guaranty Financial Services, Inc.
Frank McCreary, Esq.
Benjamin Azoff, Esq.